UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 14, 2008

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        On August 13, 2008, Hadera Paper Ltd. (formerly, American Israeli Paper Mills Ltd., the “Company”) (AMEX:AIP) held an auction for Israeli institutional investors, as part of the contemplated public offering in Israel (the “Public Offering”) of additional Series 4 debentures pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 (the “Shelf Prospectus”). The Company intends to complete the contemplated Public Offering to the public on August 14, 2008.

        A summary of the material terms of the Public Offering is provided herein below. A copy of the press release issued by the Company on August 14, 2008, is attached hereto as Exhibit 1.

1.	The Securities to be Offered:

Series 4 debentures with an aggregate principal amount of up to NIS 120 million (approximately US$33.4 million), at a price of NIS 1.042 (approximately US$ 0.28) per each 1 NIS par-value Series 4 debenture. The Series 4 debentures were initially offered by the Company on July 14, 2008, pursuant to the Shelf Prospectus published by the Company (the “First Offering”), and bear an interest rate of 7.45%.

The principal amount shall be payable in six annual and equal installments made on the 10th day of July of each of the years between 2010 and 2015 (inclusive). The interest shall be payable in semi-annual installments made on the 10th of July and on the 10th of January of each of the years between 2008 and 2015 (inclusive). Notwithstanding, the first interest payment shall be made on January 10, 2009. Neither the principal amount nor the interest payments shall be linked to the Consumer Price Index or to any other index.

The Series 4 debentures offered shall form a single series together with the outstanding Series 4 debentures offered and issued in the First Offering.

2.	The Terms of the Public Offering:

120,000 units of Series 4 debentures shall be offered to the public, with the price per unit to be determined at an auction. Each unit shall be comprised as follows:

Series 4 debentures with par-value of 1,000 NIS	1,042 NIS
(approximately US$ 278.2)	(approximately US$ 0.28)

Minimal price per unit	1,042 NIS
(approximately US$ 0.28)

The Company has received undertakings from Israeli institutional investors to purchase 96,000 units (representing 80% of the total units offered to the public). The institutional investors will be eligible to an early commitment commission of 0.45% for their pre-offer undertakings to purchase units of Series 4 debentures.

3.	Rating of the Debentures:

On July 6, 2008, the Company announced that Maalot — Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor’s, assigned the Company’s outstanding series of debentures and up to an aggregate principal amount of NIS 400 million (approximately US$111.3 million) of Series 3 and Series 4 debentures the rating (AA-)/Negative Outlook. In the First Offering, the Company raised a total of NIS 308.06 million (approximately US$85.7 million) (Series 3 and Series 4 debentures combined). On August 14, 2008, the Company announced that Maalot — Israeli Securities Rating Company Ltd. revised the aggregate principal amount to which the outlook pertains to from up to NIS 400 million (approximately US$ 111.3 million) to up to NIS 435 million (approximately US$ 121 million).

4.	Approvals and Consents:

The Company has received the approval of the Tel-Aviv Stock Exchange for the listing of the additional Series 4 debentures.

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5.	Offering Proceeds:

The estimated proceeds of the Public Offering, assuming a sale of all of the offered units, are as follows:

Gross estimated proceeds: NIS 125,040,000 (approximately US$ 34,791,319)

Net fees due for early commitments: NIS 450,144 (approximately US$ 125,249)

Net consulting fees and other expenses: NIS 187,560 (approximately US$ 52,187)

Net estimated proceeds: NIS 124,402,296 (approximately US$ 34,613,883)

6.	Use of Offering Proceeds:

The proceeds of the offering will be mainly used to partially or fully fund the new production line in the paper packaging field, also know as “Machine 8", as resolved by the board of directors of the Company on November 19, 2006, and October 15, 2007. Any excess amount shall be used for general corporate purposes, including working capital, as shall be resolved by the board of directors of the Company from time to time.

        The debentures to be offered as part of the Public Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: August 14, 2008

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EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated August 14, 2008.

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